Exhibit 12

WMS INDUSTRIES INC.

Computation of Ratio of Earnings to Fixed Charges

	(in thousands except ratio information)
	Fiscal Year Ended June 30,
	2000	2001	2002	2003	2004
Earnings
Pre-tax income (loss) from continuing operations	$71,438	$49,987	$15,450	$(15,031)	$(3,033)
Add back fixed charges:
Fixed charges	449	605	589	711	4,482

Earnings (loss)	$71,887	$50,592	$16,039	$(14,320)	1,449

Fixed Charges
Interest expense, including expense amortization	$—	$—	$—	$44	$3,798
Interest portion of rent expense	449	605	589	667	684

Total Fixed Charges	$449	$605	$589	$711	$4,482
Ratio of Earnings to Fixed Charges	160.1x	83.6x	27.2x	(1)	(1)

(1) Our earnings were inadequate to cover fixed charges for the year ended June 30, 2003 by approximately $15.0 million and for the year ended June 30, 2004 by approximately $3.0 million.